UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 22, 2016, FreeSeas Inc. (the “Company”) held its annual meeting of shareholders (the “Annual Meeting”), at which the Company’s shareholders approved four proposals. The proposals are described in detail in its proxy statement filed as an exhibit to a Report of Foreign Private Issuer on Form 6-K filed on November 23, 2016.

Proposal 1

The Company’s shareholders elected one individual to the Board of Directors as set forth below:

Name	Votes For	Votes Withheld	Broker Non-Votes
Dimitris Papadopoulos	30,930,513	5,287,421	91,082,660

Proposal 2

The Company’s shareholders ratified the appointment of RBSM LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, as set forth below:

Votes For	Votes Against	Abstentions
104,351,926	17,316,986	5,631,679

Proposal 3

The Company’s shareholders granted discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-10,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-10,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions
85,557,389	33,058,531	3,825,367

Proposal 4

The Company’s shareholders approved an amendment to the Amended and Restated Articles of Incorporation of the Company to increase the Company’s authorized shares of common stock from 750,000,000 to 10,000,000,000, as set forth below:

Votes For	Votes Against	Abstentions
76,759,951	40,105,671	5,575,666

The following exhibit is filed herewith:

Exhibit Number	Description

99.1	Press Release, dated December 22, 2016, issued by the Company

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: December 22, 2016	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

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